SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                                 Schedule 13E-3
                        RULE 13e-3 TRANSACTION STATEMENT
             Under Section 13(e) of the Securities Exchange Act of 1934

            Prometheus Income Partners, a California limited partnership
                               (Name of Issuer)

                           Prometheus Income Partners
                        Prometheus Development Co., Inc.
                            PIP Partners-General, LLC
                                 PromHill, Inc.
                                  The DNS Trust
                                 Helen P. Diller
                                Sanford N. Diller
                      (Name of Person(s) Filing Statement)

                          Limited Partnership Interests
                         (Title of Class of Securities)

                                    742941107
                      (CUSIP Number of Class of Securities)

                               Craig S. Seligman, Esq.
                      Paul, Hastings, Janofsky & Walker LLP
                    555 So. Flower Street, Twenty-Third Floor
                          Los Angeles, California 90071
                                 (213) 683-6000
(Name, Address and Telephone Number of Person Authorized to Receive Notices and
                Communications on Behalf of Person(s) Filing Statement)

       This Statement is filed in connection with (check the appropriate box):

a. [X] The filing of solicitation materials or an information statement subject to Regulation 14A (Sections 240.14a-1 through 240.14b-2), Regulation 14C (Sections 240.14c-1 through 240.14c-101) or Rule 13e-3(c) (Section 240.13e-3(c))
under the Securities Exchange Act of 1934 (the "Act").
b. [ ] The filing of a registration statement under the Securities Act of 1933.
c. [ ] A tender offer.
d. [ ] None of the above.

         Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies: [ X ]

                            Calculation of Filing Fee

            Transaction Valuation                      Amount of filing fee
         $1,714/Unit * 15,544 Units =              $22,461,080 * 0.0002  +
                  $26,642,416                        4,181,336 * 0.000092 =
                                                                 $4,878

       [X] Check box if any part of the fee is offset as provided by Section 240.0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or schedule and the date of its filing.

Amount Previously Paid:    $4,878
Form or Registration No:   Schedule 14A
Filing Party:     Prometheus Development Company
Date Filed:       June 27, 2000 (as amended through April 25, 2002)



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                  Introduction

                  This Rule 13E-3 Transaction Statement (the "Statement") relates to the proposed merger of PIP Acquisition, LLC into Prometheus Income Partners, a California limited partnership.

                  The general partner of the partnership is Prometheus Development Co., Inc., all of the equity of which is held by The DNS Trust. Sanford N. Diller and Helen P. Diller are co-trustees and co-beneficiaries of the DNS Trust.

                  The holder of 100% of the member interests of PIP Acquisition is PIP Partners - General, LLC, 99% of the member interests of which are held by The DNS Trust, and 1% of the member interests of which are held by Jaclyn B. Safier. PromHill, Inc. is the manager of PIP General. All of the equity of PromHill is held by The DNS Trust. Sanford N. Diller is the sole director and the President and Chief Financial Officer of PromHill. Vicki Mullins is a Vice President and Assistant Secretary of PromHill, and John Murphy is a Vice President and Assistant Secretary of PromHill.

                  The following Cross Reference Sheet is supplied pursuant to General Instruction F to Schedule 13E-3 and shows the location in the Proxy Solicitation Statement filed on April 25, 2002 by PIP General of the information required to be included in response to the items of this Statement. The information in the Proxy Solicitation Statement is hereby expressly incorporated by reference in answer to the items in this Statement, and the Cross Reference Sheet set forth below shows the location in the Proxy Solicitation Statement to the information required to be included in response to the items of this Statement, as are the Appendices thereto. The Proxy Solicitation Statement will be completed and, if appropriate, amended, prior to the time it is first sent or given to limited partners of the Partnership. This Statement will be amended to reflect such completion or amendment of the Proxy Solicitation Statement.



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                  Cross Reference Sheet


Item of Schedule 13E-3             Location in Proxy Solicitation Statement
                                   pursuant to Schedule 14A

Item 1.  Summary Term Sheet

                                   Questions and Answers About the Transaction


Item 2.  Subject Company Information

(a)                                Summary - Parties to the Transaction -
                                   Prometheus Income Partners

(b) Summary - The Meeting - Record Date; Voting Power; The Meeting - Record Date; Voting Power; Additional Information Concerning Units

(c)                                Summary - Parties to the Transaction
                                   - Prometheus Income Partners; Background -
                                   Fairness of the Transaction - Negative
                                   Factors Considered; Background - Alternatives to the Transaction - Continued Ownership of Prometheus Income Partners; Additional Information Concerning Units

(d)                                Questions and Answers About the Transaction;
                                   Summary - Parties to the Transaction -
                                   Prometheus Income Partners; Background -
                                   Reasons for the Merger; Background - Fairness of the Transaction - Positive Factors Considered; Background - Fairness of the Transaction - Negative Factors Considered;
                                   Background - Alternatives to the Transaction
                                    - Liquidation; Background - Alternatives to
                                   the Transaction - Continued Ownership of the
                                   Partnership; The Parties - Prometheus Income
                                   Partners - Construction Defects; The Parties
                                   - Prometheus Income Partners - Distributions; Additional Information Concerning Units - Plans or Proposals

(e)                                Inapplicable

(f) The Parties - Prometheus Income Partners - Recent Transactions; Additional Information Concerning Units
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Item 3.  Identity and Background of Filing Person

(a)-(c) Summary - Parties to the Transaction - PIP Partners - General; Summary - Parties to the Transaction - PIP Acquisition; The Parties - Prometheus Income Partners - Background; The Parties - PIP Partners - General; The Parties - PIP Acquisition

Item 4.  Terms of the
Transaction

(a)-(c)                             Questions and Answers About the Transaction;
                                    Summary - Structure of the Transaction;
                                    Summary - The Meeting - Quorum; Vote
                                    Required; Summary - Conditions to the
                                    Transaction; Summary - Consideration
                                    and Financing; Summary - Accounting
                                    Treatment; Summary - Federal Income Tax
                                    Consequences; Background-Reasons for the
                                    Merger

(d)                                 Questions & Answers About the Transaction

(e)                                 Other Matters

(f)                                 Inapplicable

Item 5.  Past Contacts, Transactions, Negotiations and Agreements

(a) - (c)                           Background - Reasons for the Merger; The
                                    Parties - Prometheus Income Partners -
                                    Recent Tender Offers; The Parties -
                                    Prometheus Income Partners - Recent
                                    Transactions; Additional Information
                                    Concerning  Units; Additional Information
                                    Concerning Units - Principal Holders of
                                    Units; Additional Information Concerning
                                    Units - Contracts, Arrangements and
                                    Understandings

(e)                                 Inapplicable

Item 6.  Purposes of the Transaction and Plans or Proposals

(b)                                 Inapplicable

(c) Summary - Consideration and Financing; The Merger - Effects of the Merger on Prometheus Income Partners; Additional Information Concerning Units - Plans or Proposals



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Item 7.  Purposes, Alternatives, Reasons and Effects

(a), (c)                            Questions and Answers About the Transaction;
                                    Background - Reasons for the Merger;
                                    Background - Fairness of the Transaction -
                                    Positive Factors Considered

(b)                                 Background - Alternatives to the Transaction
                                    Considered

(d)                                 Summary - Structure of the Transaction;
                                    Summary - Federal Income Tax Consequences;
                                    Merger - Effects of the Merger on Prometheus
                                    Income Partners; The Merger - Federal Income
                                    Tax Consequences;

Item 8.  Fairness of the Transaction

(a), (b)                            Questions and Answers About the Transaction;
                                    Summary - Fairness of the Merger; Background
                                    - Fairness of the Transaction

(c)                                 Questions and Answers About the Transaction;
                                    Summary - The Meeting - Quorum; Vote
                                    Required; Background - Fairness of the
                                    Transaction - Positive Factors Considered;
                                    Background - Fairness of the Transaction -
                                    Negative Factors Considered; The Meeting -
                                    Vote Required

(d)                                 Questions and Answers About the Transaction

(e), (f)                            Inapplicable

Item 9.  Reports, Opinions, Appraisals and Negotiations

(a)                                 Questions and Answers About the Transaction;
                                    Background - Fairness of the Transaction;
                                    The December 2000 Appraisal; The September
                                    2001 Appraisal; Opinion of Financial Advisor

(b) The December 2000 Appraisal; The September 2001 Appraisal; Opinion of Financial Advisor; Appendix C-1; Appendix C-2; Appendix D; Appendix E; Appendix F

(c)                                 Appendix C-1; Appendix C-2; Appendix D;
                                    Appendix E; Appendix F



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Item 10.  Source and Amounts of Funds or Other Consideration

(a), (d)                            Summary - Consideration and Financing

(b)                                 Questions and Answers About the Transaction;
                                    Summary - Conditions to the Transaction;
                                    Summary - Consideration and Financing

(c)                                 Summary - Consideration and Financing; The
                                    Merger Agreement - Expenses

Item 11.  Interest in Securities of the Subject Company

(a)                                 Questions and Answers About the Transaction;
                                    Summary - Parties to the Transaction -
                                    Prometheus Income Partners; Summary -
                                    Parties to the Transaction - PIP Partners -
                                    General; Summary - Parties to the
                                    Transaction - PIP Acquisition; Summary -
                                    Structure of the Transaction; The Parties -
                                    Prometheus Income Partners - Principal
                                    Unitholders; Additional Information
                                    Concerning Units - Principal Holders of
                                    Units

(b) The Parties - Prometheus Income Partners - Recent Transactions; Background - Reasons for the Merger; Additional Information Concerning Units

Item 12.  The Solicitation or Recommendation

(d)                                 Questions and Answers About the Transaction;
                                    Summary - The Meeting - Quorum; Vote
                                    Required; Background - Fairness of the
                                    Transaction - Positive Factors Considered;
                                    Background - Fairness of the Transaction -
                                    Negative Factors Considered; The Meeting -
                                    Vote Required; The Meeting - Recommendations of the General Partner

(e)                                 Questions and Answers About the Transaction;
                                    The Meeting - Recommendations of the General
                                    Partner

Item 13.  Financial Statements

(a) Summary Selected Financial Data of the Partnership; Incorporation of Certain Documents by Reference

(b)                                 Inapplicable

Item 14.  Persons/Assets, Retained, Employed, Compensated or Used

(a), (b)                            Summary - Proxy Solicitation; The Meeting -
                                    Solicitation of Proxies


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Item 15.  Additional Information.

(b)                                Proxy Statement in Its Entirety

Item 16.  Exhibits

(a) Letter to Limited Partners filed with the Commission on June 29, 2000; Letter to Limited Partners filed with the Commission on November 27, 2000; Letter to Limited Partners filed with the Commission on March 12, 2001; Letter to Limited Partners filed with the Commission on October 18, 2001; Letter to Limited Partners filed with the Commission on March 15, 2002; Letter to Limited Partners Transmitting Proxy Statement; Notice of Meeting of Limited Partners; Proxy Statement in Its Entirety; Appendices to the Proxy Statement

(b)                                Not Applicable

(d)                                Appendix C-1; Appendix C-2; Appendix E

(f),(g)                            Not Applicable

         Signature. After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                  PROMETHEUS INCOME PARTNERS, a
                                  California limited partnership

                                  By:  PROMETHEUS DEVELOPMENT CO.,
                                       INC., a California corporation, Its
                                       General Partner

                                       By:  ________________________________
                                            Name:  _________________________
                                            Title: _________________________


                                  PROMETHEUS DEVELOPMENT CO., INC., a
                                  California corporation

                                  By:  _____________________________________
                                       Name:  ______________________________
                                       Title:  _____________________________


                                  PIP PARTNERS - GENERAL, LLC, a California limited liability company

                                  By: PROMHILL, INC., a California corporation, Its Manager

                                       By:  ___________________________________
                                            Name:  ____________________________
                                            Title: ____________________________


                                  PROMHILL, INC., a California corporation

                                  By:  _____________________________________
                                       Name:  ______________________________
                                       Title:  _____________________________


                                 SANFORD N. DILLER AND HELEN P. DILLER
                                 AS TRUSTEES OF THE DNS TRUST

                                 By:  ______________________________________
                                      Name:  Helen P. Diller
                                      Title: Trustee

                                 By:  _______________________________________
                                      Name:  Sanford N. Diller
                                      Title: Trustee

                                 SANFORD N. DILLER

                                 By:  ______________________________________
                                      Name:  Sanford N. Diller


                                 HELEN P. DILLER

                                 By:  ______________________________________
                                      Name:  Helen P. Diller